EXHIBIT 99.1

Explanation of Responses

(1)

The 63,780,100 shares of Common Stock were issuable upon the conversion of 1,275,602 shares of Series A Convertible Preferred Stock at a conversion ratio of 50 to 1 (the “Series A Conversion”), which conversion ratio is set forth in that certain Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Berliner Communications, Inc.

(2)

The reporting person holds a direct or indirect interest in Sector Performance Fund, LP, HM Unitek Coinvest, LP and SPF SBS LP (the “Investment Funds”), which Investment Funds, following the Series A Conversion, beneficially own an aggregate of 117,504,850 shares of Common Stock, which consists of: (i) 95,670,100 shares of Common Stock held by the Investment Funds, (ii) 11,204,750 shares of Common Stock issuable upon the conversion of 224,095 shares of Series B Convertible Preferred Stock held by the Investment Funds; and (iii) 10,630,000 shares of Common Stock, which are the Investment Funds’ aggregate allocable share of the 10,980,000 shares of Common Stock being held in escrow in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of January 27, 2010 (the “Merger Agreement”), by and among the Issuer, BCI East, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Unitek Holdings, Inc., a Delaware corporation (“UniTek”), pursuant to which Merger Sub merged with and into UniTek (the “Merger”) and UniTek, as the surviving corporation of the Merger, became a wholly-owned subsidiary of the Issuer. In addition, the reporting person is an executive officer and member of Sector Performance LLC, which is the direct or indirect general partner of the Investment Funds (the “General Partner”). As a result of the foregoing, the reporting person may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by the Investment Funds. In addition, the reporting person is a member of a six-person committee (consisting of the reporting person, Joseph Colonnetta, Jason H. Downie, Edward Herring, John R. Muse and Andrew Rosen) that exercises, on behalf of the General Partner, voting and dispositive powers over the securities held by the Investment Funds. No single member of the committee has sole dispositive and/or voting power over the securities held by the Investment Funds. The reporting person disclaims the existence of a group and disclaims beneficial ownership of shares of Common Stock not owned of record by him, except to the extent of any pecuniary interest therein.

(3)

Each share of Series A Convertible Preferred Stock was automatically converted into 50 shares of Common Stock upon the filing and effectiveness of the Issuer’s Amended and Restated Certificate of Incorporation, which, among other things, increased the number of authorized shares of capital stock and changed the name of the Issuer from Berliner Communications, Inc. to UniTek Global Services, Inc. The Series A Convertible Preferred Stock had no expiration date.

(4)

In connection with the transactions contemplated by the Merger Agreement, each outstanding share of UniTek's common stock converted into the right to receive (among other Merger consideration) 0.012 shares of Series A Convertible Preferred Stock.